Mark Buckley
1 312 265 9607
mbuckley@thediscoverygroup.com

September 30, 2013

The Board of Directors
c/o Mr. Nachum “Homi” Shamir
President, Chief Executive Officer
Given Imaging Ltd.
3950 Shackleford Rd NW
Duluth, GA  30096

Dear Directors:

As one of the largest and longest-tenured shareholders of Given Imaging, we are writing to urge you to take two immediate actions for the sake of all shareholders; (1) implement a $50 million share repurchase or dividend to take advantage of the expiring “Trapped Profits Law”, and (2) pursue a subsequent sale of the Company to a larger strategic buyer that will recognize Given Imaging’s inherent strengths and value.

Given Imaging has until November 15, 2013 to elect to participate in the “Trapped Profits Law,” an amendment to Israel’s “Investment Law” which governs the taxation of the Company. The “Trapped Profits Law” will allow Given Imaging to take advantage of reduced corporate income tax rates while returning up to $50 million in excess cash to shareholders. We recommend that the Company utilize a fixed-price tender offer or Dutch Auction share repurchase to disgorge its excess cash, as opposed to a dividend, in order to capitalize on Given Imaging’s depressed share price. We expand on these alternatives later in this letter.

Immediately following the share repurchase, we also strongly urge the Board to initiate a comprehensive and complete process to sell the Company. Given Imaging has been chronically undervalued in the public markets during the past several years primarily due to mismanagement. As evidence, this letter will present four major areas in which management has squandered the fair value of the Company: (1) Failed Execution of Business Strategy; (2) Weak Financial Performance; (3) Loss of Management Credibility with Investors; and (4) Inefficient Capital Structure. Despite the mismanagement of the Company, we are not calling for a change in management. A sale to a strategic buyer is the most timely and compelling means of maximizing shareholder value. Excluding the impact of a potential share repurchase or dividend, our detailed valuation analysis shows that Given Imaging could reasonably achieve a value of $26 to $30 per share in a company sale.

Discovery Group invested in Given Imaging because of its transformative and disruptive technology, as well as the large untapped end-markets related to Crohn’s monitoring and colorectal cancer screening. However, we no longer believe the Company can attain its true intrinsic value in the public markets. By returning excess cash to shareholders and conducting a full auction process to sell the Company, the Board will remove the execution risk that we believe exists under the current management while providing shareholders with an attractive return.

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

Board of Directors
Given Imaging Ltd.

Discovery Group Background

Discovery Group is a long-time shareholder, initially investing in the Company in early 2011. We currently own approximately 4% of the common stock outstanding and have consistently been one of Given Imaging’s largest shareholders. We have maintained a high degree of interaction with the Company since our initial investment, including over 25 in-person meetings and conference calls with Mr. Homi Shamir, Chief Executive Officer and Mr. Yuval Yanai, Chief Financial Officer, and other senior management; two visits to the Digestive Disease Week trade show; conversations with representatives from IDB Holding Corporation, the Company’s largest shareholder; and due diligence calls with various GI physicians.

In the 12+ years of operating our fund, we have successfully invested in hundreds of undervalued micro-cap companies, including numerous medical device companies such as Micrus Endovascular, Cardiovascular Systems, Somanetics, Endologix, Home Diagnostics, Sonosite, I-Flow, VNUS Medical Technologies, and Cholestech.

Chronic Undervaluation

It is common for the public market to discount micro-cap companies relative to their inherent values since their small float, limited trading volume, and general lack of research coverage lead to low institutional investor interest. In Given Imaging’s case, we believe the discount is exacerbated due to mismanagement of both the business and investor expectations.  Since the beginning of Mr. Shamir’s tenure as CEO the stock has declined approximately 10%, significantly underperforming the NASDAQ Composite during the same time period. Managements’ response to this fact is that Given Imaging is burdened by its location in Israel. However, the Company’s stock has also significantly underperformed the TA-100 Index of the 100 most highly capitalized companies listed on the Tel Aviv Stock Exchange.

Board of Directors
Given Imaging Ltd.

Failed Execution of Business Strategy

By our analysis, Given Imaging posted organic growth of 1.1% in 2012 and has averaged only 4.2% organic growth during the past five fiscal years. Several growth initiatives failed to materialize, were delayed numerous times, and generally did not live up to the expectations set by management.

●
The Company received updated clearance from the FDA for its PillCam SB capsule in March 2011, allowing it to be utilized in the monitoring of inflammatory bowel diseases such as Crohn’s disease. Despite increased sales & marketing activities, the impact on revenue has been minimal due to limited reimbursement and an inability to convince medical practitioners to adopt the technology. In the first six months of 2013, the number of PillCam SB capsules sold in the Americas region declined 5% compared to the same period in 2012.

In our conversations with management, they have placed the blame for the stagnant growth on the global financial crisis and its impact on procedure volumes. However, softer procedure volumes is an issue impacting the entire medical device industry.  As demonstrated in the chart below, Given Imaging has severely underperformed the industry in terms of growth whether measured over the last one, three, or five years.

	Average Revenue Growth
	1-Year	3-Year	5-Year

Given Imaging (reported growth)	1.4%	8.5%	9.9%
Given Imaging (organic growth)	1.1%	3.0%	4.2%

U.S Exchange-Traded Medical Device Companies (Market Cap > $100M: 91 Companies)
Top Quartile	16.5%	17.6%	16.0%
Median	9.7%	11.1%	9.8%
Bottom Quartile	2.6%	5.1%	4.8%

Source: Capital IQ

Management has also claimed that the longer reading times required by the PillCam SB hampered market adoption. While this may be true, management’s failure to achieve broad reimbursement is a significant contributor to the poor market adoption. Less than 20% of the U.S. population has coverage for capsule endoscopy of the small bowel for diagnostic re-evaluation of Crohn’s disease.

●
Given Imaging had to initiate two separate recalls of its Bravo product in early 2012. After initially experiencing strong growth following the acquisition of the business, current Bravo revenue remains significantly lower than pre-recall levels.

In their defense of the poor Bravo performance, management has again pointed to issues affecting the industry as a whole: (1) changes in Medicare reimbursement rates; and (2) limiting of payment for procedures performed in Ambulatory Surgical Centers as a result of the Affordable Care Act. The second rationale especially rings hollow since the change in payment did not take effect until the second quarter of 2013, well after the Bravo product had experienced a significant decline in revenue.

●
Given Imaging has long touted the market opportunity for PillCam COLON, particularly in the U.S. and Japanese markets. The Company initially communicated that a clinical trial for FDA submission would commence in the second half of 2010 with potential commercialization in 2012. The trial was ultimately delayed over a year from initial expectations. The Company and its shareholders are still waiting for FDA approval. Even if Given Imaging receives FDA approval in the near-term, management has indicated commercialization is several years away since the Company will need to first establish reimbursement coverage.

Board of Directors
Given Imaging Ltd.

In addition, the Company abruptly changed its FDA submission in August 2012 to target only those patients who previously had incomplete colonoscopies. This change reduced the potential end-market from roughly 3.5 million people annually to roughly 750,000 people annually.

●
The Company has not secured reimbursement coverage and market acceptance in several important geographies. For example, despite previous assurances from management, neither Germany nor Brazil, with a combined population of approximately 260 million, have successfully implemented national coverage of certain Given Imaging products.

Weak Financial Performance

In addition to failing to generate organic growth, management has also failed to increase profitability and achieve operating efficiencies in the business. Aided by several acquisitions, revenue grew 27% between 2009 and 2012; yet the Company’s operating margin remained flat.

$ in thousands; FYE 12/31	Fiscal Years Ending
	2006	2007	2008	2009	2010	2011	2012

Revenue	$95,029	$112,868	$125,108	$141,763	$157,809	$177,955	$180,501
Reported Growth	9.5%	18.8%	10.8%	13.3%	11.3%	12.8%	1.4%
Organic Growth	9.5%	18.8%	10.1%	2.1%	(1.3%)	9.3%	1.1%

Cost of goods sold	24,154	29,721	33,001	33,145	37,629	41,466	42,971
Gross profit	70,875	83,147	92,107	108,618	120,180	136,489	137,530
Gross margin	74.6%	73.7%	73.6%	76.6%	76.2%	76.7%	76.2%

Research and development, net of grants	10,811	16,448	18,296	16,733	20,218	25,016	24,188
% of sales	11.4%	14.6%	14.6%	11.8%	12.8%	14.1%	13.4%
Sales and marketing	50,732	55,446	60,902	61,428	67,114	75,014	76,272
% of sales	53.4%	49.1%	48.7%	43.3%	42.5%	42.2%	42.3%
General and administrative	16,027	20,981	19,320	18,919	24,452	23,078	22,746
% of sales	16.9%	18.6%	15.4%	13.3%	15.5%	13.0%	12.6%
Total operating expenses	77,570	92,875	98,518	97,080	111,784	123,108	123,206
% of sales	81.6%	82.3%	78.7%	68.5%	70.8%	69.2%	68.3%

Operating profit	(6,695)	(9,728)	(6,411)	11,538	8,396	13,381	14,324
Operating margin	(7.0%)	(8.6%)	(5.1%)	8.1%	5.3%	7.5%	7.9%

Management asserts that Given Imaging is unique in that it has a global infrastructure that no other comparably-sized medical device company possesses. In a detailed analysis of dozens of large and small medical device firms which we shared with management, we found no meaningful difference in their respective geographic breakdown of revenue when compared to Given Imaging.

Board of Directors
Given Imaging Ltd.

Loss of Management Credibility with Investors

The Company’s public market valuation has also been severely hampered by repeatedly mismanaging expectations with respect to future financial performance. Given Imaging has either missed guidance or revised guidance downward in five of the seven fiscal years that Mr. Shamir has been CEO. Just recently, the Company significantly missed its Q4 2012 guidance (roughly 15% revenue miss) and drastically underperformed expectations during Q1 2013.

Revision						% Below Initial
Date	Period	Measure	Initial Guidance	Revision	Actual	Guidance Mid-point
07/26/06	FY2006	Revenue	$110M - $120M	$92M - $97M	$95M	-17%

10/31/07	FY2007	Revenue	$114M - $119M	$109M - $112M	$112.9M	-3%

11/11/08	FY2008	Revenue	$130M - $136M	$125M	$125.1M	-6%
11/11/08	FY2008	GAAP EPS	$0.34 - $0.42	$0.25	$0.13	-66%

11/03/10	FY2010	Revenue	$167M - $174M	$154M - $157M	$157.8M	-7%
11/03/10	FY2010	GAAP EPS	$0.44 - $0.52	$0.18 - $0.23	$0.28	-42%

Management also publicized long-term P&L targets in 2011 that they now concede will be tough to achieve and significantly overpromised on the timing with respect to commercialization of the colonoscopy opportunity. Finally, after growing revenue only 4.3% in the first half of 2013, Given Imaging will need record revenue growth of 16.7% in the second half to hit the mid-point of its guidance. Based on recent history, we are expecting another disappointment.

This repeated history of not delivering on financial targets undermines the Company’s credibility with investors. In fact, during the past two years almost all of Given Imaging’s top-ten shareholders have either lowered or completely exited their respective ownership stakes in the Company. IDB Holding Corporation, which owns roughly 49% of common stock, also recently attempted to sell its stake.

Inefficient Capital Structure

Given Imaging is carrying an excessive amount of cash on its balance sheet, approximately $130 million or 21% of the Company’s market capitalization. The excess cash is especially acute when considering Given Imaging routinely generates annual operating cash flow in excess of $20 million. Carrying a large cash balance implies a lack of management confidence in future performance and/or a lack of regard for shareholder resources.

Board of Directors
Given Imaging Ltd.

		Share	Market	Enterprise				Net Cash /
Company	Ticker	Price	Value	Value	Cash	Debt	Net Cash	Market Cap

Given Imaging Ltd.	GIVN	$19.21	$608.1	$479.1	$130.3	$1.2	$129.0	21%

Large Cap Med Device
Johnson & Johnson	JNJ	$86.73	$244,411.5	$242,908.5	$25,481.0	$23,978.0	$1,503.0	1%
Abbott Laboratories	ABT	33.14	51,503.7	56,017.3	9,651.9	14,073.9	(4,422.0)	-9%
Medtronic, Inc.	MDT	53.00	52,865.8	51,644.8	12,416.0	11,195.0	1,221.0	2%
Covidien plc	COV	60.96	28,041.5	30,998.5	2,119.0	5,076.0	(2,957.0)	-11%
Stryker Corporation	SYK	67.65	25,580.6	23,637.6	4,714.0	2,771.0	1,943.0	8%
St. Jude Medical Inc.	STJ	52.39	15,046.0	17,289.0	1,610.0	3,613.0	(2,003.0)	-13%
Zimmer Holdings, Inc.	ZMH	82.30	13,953.9	14,390.1	1,255.6	1,688.1	(432.5)	-3%
Intuitive Surgical, Inc.	ISRG	367.46	14,591.8	11,761.3	3,027.2	196.7	2,830.5	19%
CR Bard Inc.	BCR	115.74	9,161.2	9,774.8	869.5	1,483.1	(613.6)	-7%
Edwards Lifesciences Corp.	EW	68.79	7,723.3	7,353.7	596.9	227.3	369.6	5%

				Mean	$6,174.1	$6,430.2	($256.1)	-1%
				Median	$2,573.1	$3,192.0	($31.5)	-1%

Small Cap Med Device
DexCom, Inc.	DXCM	$27.23	$1,943.6	$1,904.9	$46.4	$7.7	$38.7	2%
Thoratec Corp.	THOR	36.92	2,123.9	1,850.7	273.2	0.0	273.2	13%
Volcano Corporation	VOLC	23.68	1,292.7	1,198.8	500.9	407.1	93.9	7%
Endologix Inc.	ELGX	15.98	1,008.8	969.0	39.8	0.0	39.8	4%
Abaxis, Inc.	ABAX	41.47	925.6	824.9	106.5	5.9	100.6	11%
Luminex Corporation	LMNX	20.12	832.8	793.5	48.1	8.7	39.4	5%
ABIOMED, Inc.	ABMD	18.75	709.6	624.8	88.8	4.0	84.8	12%
MAKO Surgical Corp.	MAKO	29.48	1,386.4	1,330.0	67.1	10.7	56.4	4%
The Spectranetics Corporation	SPNC	16.61	678.1	560.7	119.4	1.9	117.4	17%
AtriCure, Inc.	ATRC	10.96	229.9	202.4	34.9	7.4	27.5	12%

				Mean	$132.5	$45.3	$87.2	9%
				Median	$78.0	$6.6	$70.6	9%

Given Imaging has repeatedly resisted calls to return excess cash to shareholders, citing potential tax ramifications. However, according to management the Company can utilize the recently-enacted “Trapped Profits Law” to return up to $50 million to shareholders while only incurring a 10% tax payment.

Path to Value Recognition

After patiently waiting several years for better management performance and for Given Imaging to achieve its potential in the public markets, we feel the time has arrived for the Board to take decisive action. To remedy the situation, Discovery Group strongly recommends that the Board take the following steps to achieve the Company’s true intrinsic value: (1) stop hoarding cash and instead return the capital to shareholders; and (2) conduct a comprehensive and competitive sale process to solicit bids for the Company.

Step 1 – Share Repurchase: The Company should utilize the “Trapped Profits Law” to return $50 million to shareholders. Even with the one-time tax payment of 10%, either a dividend or a share repurchase is preferred to the current capital structure. At the very least, it guarantees a partial return of capital to shareholders in the event management and the Board fail to consummate a sale.

Our preference is for a fixed-price tender offer or Dutch Auction share repurchase, with either option having numerous benefits. A share repurchase allows individual shareholders to decide whether or not to participate. For those that choose to participate and sell shares, it reduces their respective risk and provides capital to invest in competing opportunities. For those shareholders that choose not to participate, a share repurchase accretes their ownership position, resulting in a higher return when the Company ultimately pursues a value recognition event such as a change-of-control.

Board of Directors
Given Imaging Ltd.

It is important to note that we are not advocating a share repurchase plan with the hopes of increasing Given Imaging’s stock price. Instead, we are calling for a more efficient capital structure which will optimize the financial return in a change-of-control transaction. In an eventual sale of the Company, acquirers will not pay a premium for excess cash sitting on the balance sheet. Therefore, the overall reported premium paid for Given Imaging would be low unless the excess cash is disgorged.

According to management, Given Imaging has until November 15, 2013 to utilize the “Trapped Profit Law”. We vigorously implore the Board to exercise sound financial judgment in returning a portion of the Company’s excess cash to shareholders.

Step 2 – Proper Change-of-Control Process: Given Imaging ran a sale process in late 2012 and early 2013 at the behest of IDB Holding Corporation that we believe was limited in scope and half-hearted. Considering the circumstances – IDB Holding Corporation’s perceived financial condition, recent history of guidance misses, pending regulatory approvals – we agree with management that the timing was not ideal. However, we believe the proper time for an earnest sale process is now upon us.

Given Imaging recently received regulatory approval for PillCam COLON in Japan and is anticipating reimbursement coverage in early 2014. The Company received FDA approval and Japanese regulatory approval for the PillCam SB3 in August 2013 and September 2013, respectively. The Company is also expecting FDA approval for PillCam COLON prior to year-end. Once Given Imaging receives this final regulatory approval, it should conduct a full and thorough auction, which will allow an efficient market to develop for the Company’s true value. This process should include both direct competitors and additional medical device companies, as well as pharmaceutical companies that already focus on the gastrointestinal and/or oncology markets. It is imperative for the Board to recognize that a change-of-control transaction will eliminate the execution risks that have repeatedly plagued Given Imaging in the past several years.

The differential between the Company’s current value and a potential change-of-control value is significant. As shown in the table below, which excludes the impact of our proposed share repurchase, Given Imaging could reasonably achieve a value of $26 to $30 per share from a strategic buyer. This valuation is comprised of two elements: roughly $22 to $26 per share for the existing business, and a potential incremental $4 per share for the Crohn’s and colonoscopy opportunities. At the mid-point, the expected change-of-control value equates to a 45+% premium to the current stock price and almost 6.0x the Company’s LTM Gross Profit.

Board of Directors
Given Imaging Ltd.

Existing Business Change-of-Control Valuation Range
Potential Upside for Crohn's & Colonoscopy Opportunities
Current Stock Price:
9/27/2013: $19.21
Recent Public Market Value:
6-Month Range: $13.16 - $19.21
$13.16 - $19.21
EV: $270 - $500 million
Comparable Public Companies:
3.0x - 4.0x LTM Revenue
$20.60 - $25.40
EV: $550 - $740 million
4.0x - 5.0x LTM Gross Profit
$20.90 - $24.60
EV: $560 - $710 million
Equity Research Analyst Targets:
Cantor Fitzgerald (8/29/13): $25
Maxim Group (8/14/13): $23
DS Securities (4/2/13): $20.50
EVA Dimensions (6/3/13): No target
$20.50 - $25.00
EV: $550 - $720 million
DCF Analysis
4.0% perpetuity growth
11.0% discount rate
$19.00 - $24.00
EV: $500 - $680 million
Recent Micro-Cap M&A Premiums:
30% - 40% (4-Week Premium)
Excludes premium on cash
$21.50 - $25.40
EV: $600 - $740 million
Comparable M&A Transactions:
4.0x - 5.0x LTM Revenue
$25.40 - $30.30
EV: $740 - $920 million
5.0x - 6.0x LTM Gross Profit
$24.60 - $28.40
EV: $710 - $850 million
$12
$14
$16
$18
$20
$22
$24
$26
$28
$30
$32

We believe a change-of-control transaction provides an attractive value for shareholders while also eliminating continued execution risk. It is important the Board maintains a realistic view of the amount a strategic buyer is willing to pay. As discussed earlier, a strategic buyer will only pay 100 cents on the dollar for cash on the balance sheet. In addition, a strategic buyer will unlikely pay full value for the Crohn’s and colonoscopy market opportunities as it will be implementing the commercialization strategy and bearing the corresponding risk.

Conclusion

Discovery Group believes that Given Imaging possesses best-in-class technology and participates in a market that has significant long-term growth potential. However, it is our strong opinion that the Company has been mismanaged and its intrinsic value will not be recognized in the public markets. By returning excess capital to shareholders and engaging in a competitive sale process, shareholders will achieve an outcome that we believe is far superior to, and presents significantly less risk, than the status quo.

We have held discussions with potential strategic buyers. Consistent with our observations, these companies recognize the same missed opportunities and failed management. Most importantly, the strategic buyers also recognize the compelling opportunity which still exists and are eager to participate in a formal and legitimate sale process. Absent the commencement of a share repurchase and proactive sale process, Discovery Group will withhold support for the Board, management, and approval for matters put to proxy votes and will urge other shareholders to do the same.

Board of Directors
Given Imaging Ltd.

We are requesting a formal response from the Board acknowledging the receipt of this letter and initial feedback on our proposals. We are available to answer any questions and are anxious to discuss our analysis in greater detail.

Sincerely,

/s/ Mark Buckley
Mark Buckley
Partner